# Nasdaq Regulation

**Nasdaq**

**Eun Ah Choi**
**Senior Vice President**
**U.S. Listing Qualifications & Market Surveillance**

*By Electronic Mail*

February 28, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 28, 2023 The Nasdaq Stock Market LLC (the "Exchange") received from Lavoro Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

**Class A ordinary shares, par value $0.001 per share**

**Warrants to purchase Class A Ordinary Shares, each whole warrant exercisable for**
**one Class A Ordinary Share at an exercise price of $11.50 per share**

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*